UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 1)

Solicitation/Recommendation Statement

under Section 14(d)(4) of the Securities Exchange Act of 1934

NET SERVIÇOS DE COMUNICAÇÃO S.A.

(Name of Subject Company)

NET SERVIÇOS DE COMUNICAÇÃO S.A.

(Name of Person Filing Statement)

Preferred Shares, no par value, and

American Depositary Shares, each representing one Preferred Share

(Title of Class of Securities)

N/A (Preferred Shares)

64109T201 (American Depositary Shares)

(CUSIP Number of Class of Securities)

José Antonio Guaraldi Felix

Investor Relations Officer

Rua Verbo Divino, 1356

São Paulo-SP-04719-002

Brazil

Telephone: (55)-11-2111-2785

with copies to:

Nicolas Grabar, Esq.

Neil Whoriskey, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, NY 10006

Telephone: (212)-225-2000

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on October 17, 2013 (as amended or supplemented, the “Schedule 14D-9”) by Net Serviços de Comunicação S.A. (“Net”). The Schedule 14D-9 relates to the offer (the “Offer”) by Empresa Brasileira de Telecomunicações S.A.—Embratel (“Embratel”) and Embratel Participações S.A. (“Embrapar” and together with Embratel, the “Offerors”) to purchase any and all outstanding common shares, no par value (“Common Shares”), and outstanding preferred shares, no par value (“Preferred Shares”), including Preferred Shares represented by American Depositary Shares (“ADSs”), of Net, other than those held by the Offerors or their affiliates, in cash at a price of 29.02 Brazilian reais (“R$”) per Common Share and per Preferred Share, in each case plus interest at the benchmark interest rate of the Interbank Deposit Certificate, Certificado de Depósito Interbancário (the “CDI Rate”), calculated pro rata from August 19, 2013 through the Auction Date, net of the applicable stock exchange and settlement fee, any applicable brokerage fees or commissions and applicable withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated October 17, 2013, and the related ADS letter of transmittal.

The information in the Schedule 14D-9 is incorporated in this Amendment No. 1 by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided in this Amendment No. 1. Capitalized terms used in this Amendment No. 1 without definition shall have the meanings specified in the Schedule 14D-9.

Item 4.  The Solicitation/Recommendation.

Item 4. “The Solicitation/Recommendation” is hereby amended as follows:

The following new sentences are inserted after the second sentence of the second bullet entitled “Market Price and Premium” on page 7 of the Schedule 14D-9 in the section entitled “Recommendation of the Board”:

“The board noted that the weighted average price of the Preferred Shares rose from R$21.60 for February 2012 to a level just below the base offer price upon announcement of the base offer price. Accordingly, as the market price reflected the outstanding Offer, the board decided to focus its analysis on comparing the base offer price to the historical market prices and net asset value of the Company’s Common Shares and Preferred Shares (including Preferred Shares represented by ADSs) unaffected by the announcement of the Offer and the offer price. The board noted that the trading prices of the Company’s Common Shares and Preferred Shares fluctuated during the long period between announcement and launch of the Offer, including a peak weighted average price per Preferred Share in the second quarter of 2013 that was higher than the base offer price plus accrued interest before falling back below it. The information set forth in the Offer to Purchase under the caption “The Tender Offer—7. Certain Information about the Common Shares, Preferred Shares and ADSs” is incorporated by reference herein.”

The following new sentences are inserted prior to the last sentence of the first bullet entitled “Credit Suisse Opinion” on page 8 of the Schedule 14D-9 in the section entitled “Recommendation of the Board”:

“Net’s board noted that the offer price of R$29.02 per Common Share and per Preferred Share was within the implied Net equity value per share reference ranges for three of the four financial analyses provided to Net’s board in connection with Credit Suisse’s opinion, including the discounted cash flow analysis and the selected companies analysis based on 2013 EBIT and 2014 EBIT. However, the offer price was below the implied per share reference range of R$35.74 to R$39.30 in the selected precedent transactions analysis. Net’s board considered that analysis less relevant than the other three analyses because the Offer differs in important ways from the 21 selected transactions reviewed in the Credit Suisse analysis, including in particular the fact that the Offer (i) is a mandatory offer, whereas none of the 21 selected transactions were mandatory offers and (ii) is targeting the less than 10% of outstanding Net shares that the Offerors do not already own, whereas over 50% of the outstanding equity was acquired by the offerors in all but five of the selected transactions.”

The last paragraph on page 12 of the Schedule 14D-9 in the section entitled “Opinion of Banco de Investimentos Credit Suisse (Brasil) S.A.” is hereby amended and restated in its entirety to read as follows:

“In connection with Credit Suisse’s opinion to Net’s board of directors, Credit Suisse provided Net’s board of directors with various financial analyses as described below. The analyses considered Net as a standalone operation and therefore did not include benefits or operating, tax or other losses, including any premiums, synergies, incremental value and/or costs, if any, that may be realized upon consummation, or otherwise as a result of, the Offer or any other transaction. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. Credit Suisse arrived at its ultimate opinion based on the results of all analyses undertaken and factors considered by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis. Accordingly, Credit Suisse believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.”

The last sentence of the last paragraph on page 16 of the Schedule 14D-9 in the section entitled “Certain Company Projections” is deleted in its entirety.

The first sentence prior to the paragraph entitled “Operational Projections” on page 17 of the Schedule 14D-9 in the section entitled “Certain Company Projections” is hereby amended and restated in its entirety to read as follows:

“The Company Projections and the main assumptions underlying them are:

Assumptions Concerning Macroeconomic Conditions. In preparing the Company Projections, Net’s management made certain assumptions related to macroeconomic conditions. Management’s estimates were based on publicly available data, including information from the Central Bank of Brazil, as well as the judgments and internal evaluations of Net. Net considered various macroeconomic factors in developing the following operational and financial projections, including (i) gross domestic product (“GDP”); (ii) the Brazilian long term interest rate (Taxa de Juros de Longo Prazo) (“TJLP”); (iii) inflation in Brazil, as measured by both the general index of market prices (Índice Geral de Preços— Mercado) (“IGP-M”) and the consumer price index, as calculated by the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística) (“IPC-A”); (iv) the base interest rate in Brazil, known as the SELIC rate; (v) the U.S. dollar/real exchange rate; and (vi) inflation in the United States, as measured by the U.S. Department of Labor consumer price index (“CPI”).

Macroeconomic Metrics	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022
GDP	4.10%	4.00%	4.00%	4.00%	4.00%	4.00%	4.00%	4.00%	4.00%	4.00%
TJLP	5.00%	5.00%	5.00%	5.00%	5.00%	5.00%	5.00%	5.00%	5.00%	5.00%
IPC-A	5.60%	5.54%	5.42%	5.24%	5.11%	4.98%	4.98%	4.98%	4.98%	4.98%
IGP-M	4.78%	5.79%	4.71%	4.58%	4.58%	4.58%	4.58%	4.58%	4.58%	4.58%
SELIC	9.50%	9.50%	9.50%	9.00%	8.00%	7.50%	7.50%	7.50%	7.50%	7.50%
Exchange Rate (BRL/USD)	2.25	2.30	2.37	2.44	2.51	2.58	2.65	2.72	2.80	2.87
CPI	1.71%	2.43%	2.30%	2.20%	2.20%	2.20%	2.20%	2.20%	2.20%	2.20%

Source: Central Bank of Brazil: Relatório Focus; LCA Consultores, August 2013”

The following new paragraph is inserted following the paragraph entitled “Operational Projections” and prior to the graphic entitled “Network Coverage” on page 17 of the Schedule 14D-9 in the section entitled “Certain Company Projections”:

“The key assumptions underlying the operational projections prepared by Net’s management, which are subject to the limitations discussed above, are as follows:

•	Population Growth: 1% per year.

•	Urban Homes with Television: increase from 32% in 2012 to 63% in 2022.

•	Urban Homes with Internet: increase from 34% in 2012 to 68% in 2022.

•	Net Market Share for TV Services: increase from 35% in 2012 to 41% in 2022.

•	Net Market Share for Internet Services: increase from 28% in 2012 to 47% in 2022.

•	Net Market Share for Fixed Telephony: 11% in 2012 to 31% in 2022.”

The second sentence of the second paragraph and prior to the graphic entitled “Homes Passed” on page 17 of the Schedule 14D-9 in the section entitled “Certain Company Projections” is hereby amended and restated in its entirety to read as follows:

“The projected network coverage increase is from 85,000 kilometers in 2013 to 135,200 kilometers in 2022.”

The following new paragraph is inserted following the paragraph entitled “Financial Projections” and prior to the graphic entitled “Revenues” on page 18 of the Schedule 14D-9 in the section entitled “Certain Company Projections”:

“The key assumptions underlying the financial projections prepared by Net’s management, which are subject to the limitations discussed above, are as follows:

•	Marginal Income Tax Rate: 34% per year.

•	Interest Income: based on the applicable CDI Rate.

•	Amortization: useful life of approximately 3 years for intangible assets.

•	Depreciation: average rate of 9% per year for existing assets and 10% per year for new assets.

•	Variable and Fixed Costs: to increase annually in line with the IGP-M.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/s/ Roberto Catalão Cardoso
Name: Roberto Catalão Cardoso
Title: Chief Financial Officer

Dated: October 30, 2013